As filed with the Securities and Exchange Commission on March 27, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Workhorse Group Inc.

(Exact name of registrant as specified in its charter)

Nevada	26-1394771
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

100 Commerce Drive

Loveland, Ohio 45140

(513) 360-4704

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Duane Hughes

Chief Executive Officer

Workhorse Group Inc.

100 Commerce Drive

Loveland, Ohio 45140

(513) 360-4704

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Fleming, Esq.

Fleming PLLC

30 Wall Street, 8th Floor

New York, New York 10005

(516) 833-5034

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	9,306,661	$0.74	$6,886,929.14	$834.70

(1)	Represents shares of common stock that may be acquired and offered for resale by the selling stockholders upon exercise of warrants to purchase shares of common stock. Pursuant to Rule 416 under the Securities Act, the shares of common stock being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares of common stock being registered hereunder as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 promulgated under the Securities Act. The offering price per share and the aggregate offering price are based upon the average of the high and low prices of the Registrant’s common stock as reported on the Nasdaq Capital Market on March 26, 2019.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 27, 2019

9,306,661 Shares of Common Stock

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 9,306,661 shares of our common stock, par value $0.001 per share, issuable upon the exercise of common stock purchase warrants consisting of the following:

(i) a common stock purchase warrant to acquire 894,821 shares of common stock at an exercise price of $1.25 per share issued to the Arosa Opportunistic Fund LP (“Arosa”) pursuant to a Loan Agreement dated July 6, 2018,

(ii) a common stock purchase warrant to acquire 2,994,249 shares of common stock at an exercise price of $1.25 per share issued to Marathon Centre Street Partnership, L.P. (“Marathon Centre”) pursuant to the Credit Agreement dated December 31, 2018 (the “Marathon Agreement”),

(iii) a common stock purchase warrant to acquire 133,272 shares of common stock at an exercise price of $1.039 per share issued to Marathon Centre pursuant to the Marathon Agreement,

(iv) a common stock purchase warrant to acquire 2,300,969 shares of common stock at an exercise price of $1.25 per share issued to Marathon Structured Product Strategies Fund, LP (“Marathon Structured”) pursuant to the Marathon Agreement,

(v) a common stock purchase warrant to acquire 102,414 shares of common stock at an exercise price of $1.039 per share issued to Marathon Structured pursuant to the Marathon Agreement,

(vi) a common stock purchase warrant to acquire 1,243,674 shares of common stock at an exercise price of $1.25 per share issued to TRS Credit Fund, LP (“TRS”) pursuant to the Marathon Agreement,

(vii) a common stock purchase warrant to acquire 55,355 shares of common stock at an exercise price of $1.039 per share issued to TRS pursuant to the Marathon Agreement,

(viii) a common stock purchase warrant to acquire 1,514,498 shares of common stock at an exercise price of $1.25 per share issued to Marathon Blue Grass Credit Fund, LP (“Marathon Blue Grass”, and together with Arosa, Marathon Centre, Marathon Structured and TRS, the “Selling Stockholders”) pursuant to the Marathon Agreement, and

(ix) a common stock purchase warrant to acquire 67,409 shares of common stock at an exercise price of $1.039 per share issued to Marathon Blue Grass pursuant to the Marathon Agreement (collectively, the “Warrants” and such underlying shares of common stock, the “Shares”).

We are not selling any shares of common stock and will not receive any proceeds from the resale of the Shares. We will, however, receive the net proceeds of any Warrants exercised for cash, which, if exercised in cash at the current applicable exercise prices with respect to all of the Warrants, would result in gross proceeds to the Company of approximately $11.6 million.

We have agreed to bear all of the expenses incurred in connection with the registration of these Shares. The Selling Stockholders will pay or assume brokerage commissions and similar charges, if any, incurred in connection with the resale of the Shares.

The Selling Stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part, may offer the Shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. For additional information on the methods of resale that may be used by the Selling Stockholders, see the section entitled “Plan of Distribution” beginning on page 19. For information regarding the Selling Stockholders, see the section entitled “Selling Stockholders” beginning on page 17.

Our common stock is traded on the Nasdaq Capital Market under the symbol “WKHS”. On March 26, 2019, the closing sale price of our common stock on the Nasdaq Capital Market was $0.74 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties incorporated by reference herein under the heading “Risk Factors” on page 5 of this prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus and in other documents that are filed after the date hereof and incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2019.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. By using such registration statement, the Selling Stockholders may, from time to time, offer and sell (in one or more transactions as described under “Plan of Distribution”) up to 9,306,661 shares of our common stock that are issuable upon the exercise of (i) a common stock purchase warrant to acquire 894,821 shares of common stock at an exercise price of $1.25 per share issued to Arosa pursuant to a Loan Agreement dated July 6, 2018, (ii) a common stock purchase warrant to acquire 2,994,249 shares of common stock at an exercise price of $1.25 per share issued to Marathon Centre pursuant to the Marathon Agreement, (iii) a common stock purchase warrant to acquire 133,272 shares of common stock at an exercise price of $1.039 per share issued to Marathon Centre pursuant to the Marathon Agreement, (iv) a common stock purchase warrant to acquire 2,300,969 shares of common stock at an exercise price of $1.25 per share issued to Marathon Structured pursuant to the Marathon Agreement, (v) a common stock purchase warrant to acquire 102,414 shares of common stock at an exercise price of $1.039 per share issued to Marathon Structured pursuant to the Marathon Agreement, (vi) a common stock purchase warrant to acquire 1,243,674 shares of common stock at an exercise price of $1.25 per share issued to TRS pursuant to the Marathon Agreement, (vii) a common stock purchase warrant to acquire 55,355 shares of common stock at an exercise price of $1.039 per share issued to TRS pursuant to the Marathon Agreement, (viii) a common stock purchase warrant to acquire 1,514,498 shares of common stock at an exercise price of $1.25 per share issued to Marathon Blue Grass pursuant to the Marathon Agreement and (ix) a common stock purchase warrant to acquire 67,409 shares of common stock at an exercise price of $1.039 per share issued to Marathon Blue Grass pursuant to the Marathon Agreement. We will not receive any of the proceeds from the sales of the common stock by the Selling Stockholders. We will, however, receive the net proceeds of any Warrants exercised for cash, which, if exercised in cash at the current applicable exercise prices with respect to all of the Warrants, would result in gross proceeds to the Company of approximately $11.6 million.

This prospectus provides you with a general description of us and our securities. We may add, update or change in a prospectus supplement any of the information contained in this prospectus or the documents incorporated by reference. For further information about our business and our securities, you should refer to the registration statement and the reports incorporated by reference in this prospectus, as described in “Additional Information” and “Incorporation of Certain Information by Reference”. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”

We have not authorized any other person to provide you with any information other than that contained in this prospectus and in any prospectus supplement (including in any documents incorporated by reference herein or therein). You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold on a later date. We and the Selling Stockholders have not authorized anyone to provide you with any different information. The Selling Stockholders are offering to sell our securities, and seeking offers to buy, only in jurisdictions where offers and sales are permitted.

Workhorse Group Inc. and its subsidiaries are collectively referred to herein as “Workhorse”, “the Company”, “we”, “us”, and “our”, unless otherwise specified or the context indicates otherwise.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider before investing in our securities. You should read this entire prospectus carefully, especially the section titled “Risk Factors” and our consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus, before making an investment decision.

Our Company

We are a technology company focused on providing sustainable and cost-effective solutions to the commercial transportation sector. As an American manufacturer we design and build high performance battery-electric vehicles and aircraft that make movement of people and goods more efficient and less harmful to the environment. As part of our solution, we also develop cloud-based, real-time telematics performance monitoring systems that enable fleet operators to optimize energy and route efficiency. Although we operate as a single unit through our subsidiaries, we approach our development through two divisions, Automotive and Aviation. We are currently focused on our core competency of bringing the N-GEN electric cargo van to market and fulfilling our existing backlog of orders. We are also exploring other opportunities in monetizing our intellectual property which could include a sale, license or other arrangement of assets that are outside of our core focus. We cannot guarantee that we will be successful in such efforts to monetize our non-core assets.

Workhorse electric delivery vans are currently in production and are in use by our customers on U.S. roads. Our delivery customers include companies such as UPS, DHL, FedEx Express, Alpha Baking and W.B. Mason. Data from our in-house developed telematics system demonstrates our vehicles on the road are averaging approximately a 500% increase in fuel economy as compared to conventional gasoline-based trucks of the same size and duty cycle. In addition to improved fuel economy, we anticipate that the performance of our vehicles on-route will reduce long-term vehicle maintenance expense by approximately 50% as compared to fossil-fueled trucks.

We are an OEM capable of manufacturing Class 3-6 commercial-grade, medium-duty truck chassis at our Union City, Indiana facility, marketed under the Workhorse® brand. All Workhorse last mile delivery vans are assembled in the Union City assembly facility. From our development modeling and the existing performance of our electric vehicles on American roads, we estimate that our E-GEN Range-Extended Electric delivery vans will save over $150,000 in fuel and maintenance savings over the 20-year life of the vehicle. Due to the positive return-on-investment, we place a premium price for our vehicles when selling to major fleet buyers. We expect that fleet buyers will be able to achieve a four-year or better return-on-investment (without government incentives), which we believe justifies the higher acquisition cost of our vehicles. Our goal is to continue to increase sales and production, while executing on our cost-down strategy to a point that will enable us to achieve gross margin profitability of the last mile-delivery van platform. As a key strategy, we have developed the Workhorse N-GEN platform, which has been accelerated from our development efforts on the USPS NGDV program.

The Workhorse N-GEN electric cargo van platform will be available in multiple size configurations, 450, 700 and 1,000 cubic feet. We intend to initiate the launch with the 450 cubic foot configuration where it is designed to compete with the Sprinter, Transit and RAM gasoline/diesel trucks in the commercial sector with an emphasis on last-mile delivery and other service-oriented businesses, such as telecom. This ultra-low floor platform incorporates state-of-the-art safety features, economy and performance: we expect these vehicles to achieve a fuel economy of approximately 60 MPGe and offer fleet operators the most favorable total cost-of-ownership of any comparable vehicle available today. We believe we are the first American OEM to market a U.S. built electric cargo van, and early indications of fleet interest are significant. We expect the N-GEN trucks will be supported by our Ryder Systems partnership. Using N-GEN light duty prototypes, we delivered over 100,000 packages in San Francisco and Ohio during our testing. During the period we achieved 50 MPGe and successfully demonstrated the role the vehicle can have in last mile delivery.

As a direct result of the USPS award and development efforts, Workhorse has begun development on the Workhorse W-15, a medium- and light-duty pickup truck platform aimed at commercial fleets. The W-15 pickup truck powertrain is a smaller version of its sister vehicle, the medium-duty battery electric powertrain, and will have two purpose-built variants, a W-15 work truck (pickup) and an N-GEN cargo van. Either of these two variants will appeal to delivery fleets, utility companies, telecom companies, municipalities and more.

Our HorseFly delivery drone is a custom designed, purpose-built drone that is fully integrated in our electric trucks. HorseFly is an octocopter designed with a maximum gross weight of 30 lbs., a 10 lb. payload and a maximum air speed of 50 mph. It is designed and built to be rugged and consisting of redundant systems to further meet the FAA’s required rules and regulations.

SureFly is our entry into the emerging Vertical Take-Off and Landing (“VTOL”) market. It is designed to be a two-person, 400-pound payload aircraft with a hybrid internal combustion/electric power generation system. Our approach in the design is to build the safest and simplest way to fly rotary wing aircraft in the world. We believe it is a practical answer to personal flight, as well as, commercial transportation segments, including air taxi series, agriculture and beyond. The FAA to-date has granted 14 separate Experimental Airworthiness Certifications, registered as N834LW, for the aircraft. These certifications come after an extensive design review and inspection of the aircraft with each renewed certificate. In November 2018, Workhorse signed cooperative research and development agreement with a branch of the U.S. military to test SureFly with a specific focus on military applications. This further expands the potential market for the aircraft. We are continuing with our efforts to consummate a sale of the SureFly business although we cannot guarantee that we will be successful in such efforts.

Recent Events

Executive Team Changes

On January 30, 2019, Stephen S. Burns, Chief Executive Officer and a member of the Board of Directors (the “Board”) of the Company, resigned as Chief Executive Officer and as a member of the Board. Mr. Burns will serve the Company as a consultant pursuant to a Services Agreement between Mr. Burns and the Company dated as of February 4, 2019 (the “Services Agreement”). On February 4, 2019, the Company announced the appointment of Duane Hughes as Chief Executive Officer and a member of the Board effective February 4, 2019.

In connection with his appointment as Chief Executive Officer, the Company entered into an amended and restated retention agreement (the “Hughes Retention Agreement”) with Mr. Hughes effective February 4, 2019. Pursuant to the Hughes Retention Agreement, Mr. Hughes will receive a base salary of $350,000 per year and will be eligible to receive a target performance bonus equal to 50% of his base salary with the potential to increase to 100% or 150% of his base salary assuming pre-determined milestones are met as determined by the Board. Mr. Hughes will also receive a $25,000 signing bonus as well as a $25,000 bonus upon the Company raising $10 million in financing. The Company also granted an option to purchase 1,000,000 shares of the Company’s common stock that will vest over a three-year period. The stock option award was granted under the Company’s 2017 Incentive Stock Plan with an exercise price equal to $0.97. The shares subject to such options will vest over three years in equal quarterly installments commencing March 31, 2019. In the event Mr. Hughes is terminated without cause or resigns for good reason (as such terms are defined in the Hughes Retention Agreement), he will be entitled to severance payments in an amount equal to his base salary plus a prorated portion of his target performance bonus. In addition, any outstanding equity awards will immediately accelerate and vest. The Company will also continue to pay the employer portion of the COBRA premium cost for up to twelve months. In the event Mr. Hughes is terminated without cause or resigns for good reason within twelve months following a change in control of the Company (as such term is defined in the Hughes Retention Agreement) he shall be entitled to severance benefits described above.

In connection with his appointment as Chief Executive Officer, on February 4, 2019, the Company entered into a letter agreement (the “Director Agreement”) with Mr. Hughes setting forth certain terms of his appointment as director of the Company. The Director Agreement provides that Mr. Hughes will receive an annual fee of $40,000 as consideration for his service as a director.  Additionally, the Company granted Mr. Hughes options to purchase 50,000 shares of the Company’s common stock at $0.97 per share. The options will expire ten years from the vesting period with 10,000 options vesting immediately and 4,000 every June 30 and December 31 thereafter.

Under the Services Agreement, Mr. Burns will provide consulting services to the Company for a term of one year and will receive a consulting fee of $27,083 per month. The Company also granted Mr. Burns an option to purchase 1,000,000 shares of the Company’s common stock which vested immediately. The stock option award was granted under the Company’s 2017 Incentive Stock Plan with an exercise price equal to $0.97.

On February 19, 2019, the Company announced the appointment of Robert Willison as Chief Operating Officer effective February 18, 2019. In connection with his appointment as Chief Operating Officer, the Company entered into a retention agreement (the “Willison Retention Agreement”) with Mr. Willison effective February 18, 2019. Pursuant to the Willison Retention Agreement, Mr. Willison will receive a base salary of $250,000 per year and will be eligible to receive a target performance bonus equal to 50% of his base salary with the potential to increase to 100% or 150% of his base salary assuming pre-determined milestones are met as determined by the Board. Subject to the approval by the Company’s shareholders of the Company’s 2019 Stock Incentive Plan, the Company will grant an option to purchase 400,000 shares of the Company’s common stock that will vest over a four-year period in equal quarterly installments commencing in the quarter in which the 2019 Stock Incentive Plan is approved. The stock option award will be granted under the Company’s 2019 Incentive Stock Plan with an exercise price equal to the closing price of the Company’s common stock on the date of shareholder approval of the 2019 Incentive Stock Plan.

In the event Mr. Willison is terminated without cause or resigns for good reason (as such terms are defined in the Willison Retention Agreement), he will be entitled to severance payments in an amount equal to his base salary plus a prorated portion of his target performance bonus. In addition, any outstanding equity awards will immediately accelerate and vest. The Company will also continue to pay the employer portion of the COBRA premium cost for up to twelve months. In the event Mr. Willison is terminated without cause or resigns for good reason within twelve months following a change in control of the Company (as such term is defined in the Willison Retention Agreement) he shall be entitled to severance benefits described above.

Marathon Financing

On December 31, 2018, the Company entered into the Marathon Agreement”) with Marathon Asset Management, LP, on behalf of certain entities it manages, as lenders (collectively, with their permitted successors and assignees, “Marathon” or the “Lenders”), and Wilmington Trust, National Association, as the agent (“Wilmington”).  The Marathon Agreement provided the Company with a $10 million tranche of term loans (the “Tranche One Loans”) which may not be re-borrowed following repayment and (ii) a $25 million tranche of term loans which may be re-borrowed following repayment (the “Tranche Two Loans” together with the Tranche One Loans, the “Marathon Loans”). The Company used the proceeds for the Tranche One Loans (x) to pay off a loan provided by Arosa Opportunistic Fund LP (“Arosa”) in the principal amount of $7.8 million plus interest and (y) for working capital purposes. Draws from the Tranche Two Loans will be used in connection with vehicle production and are subject to the Company’s receipt of purchase orders. The Company’s ability to borrow amounts under the Marathon Agreement is conditioned upon its compliance with specified covenants, including certain reporting covenants and financial covenants that, in addition to other items, require the Company to maintain (i) minimum liquidity of at least $4 million at all times on or after March 31, 2019, (ii) a maximum total leverage ratio (ratio of total debt borrowed by the Company to EBITDA for the four consecutive fiscal quarters most recently ended, subject to certain adjustments set forth in the Marathon Agreement) not to exceed 4.50:1.00 on the last day of the quarter ended September 30, 2019, which total leverage ratio is adjusted for subsequent quarters as set forth in the Marathon Agreement and (iii) a maximum debt service coverage ratio (ratio of EBITDA (for the four consecutive fiscal quarters most recently ended, subject to certain adjustments set forth in the Marathon Agreement) to interest expense and payments for operating leases) not to exceed 1.25:1.00 on the last day of the quarter ended September 30, 2019, which debt service coverage ratio is adjusted for subsequent quarters as set forth in the Marathon Agreement. In the event the Company breaches the total leverage ratio or the debt service coverage ratio covenants, the Company may cure such breach by raising capital through the sale of equity, which capital will be added on a dollar-for-dollar basis to the calculation of EBITDA for purposes of such test period to determine compliance with the financial covenant. In each consecutive four fiscal quarter period, equity cures can only be made for two fiscal quarters, and only four equity cures are allowed during the term of the Marathon Agreement. The capital raised in connection with such equity cure must be used to repay the Marathon Loans. In addition, the Marathon Agreement contains customary representations and warranties and customary affirmative and negative covenants. The Tranche One Loans, and both the drawn and undrawn portions of the Tranche Two Loan, will bear interest at a rate per annum (based on a year of 360 days) equal to LIBOR (as defined in the Marathon Agreement) plus 7.625%, which interest is payable quarterly commencing April 5, 2019, as amended. The Marathon Agreement contains customary events of default, including for non-payment, misrepresentation, breach of covenants, defaults under other material indebtedness, material adverse change, bankruptcy, change of control and material judgments. The Marathon Loans mature on the third anniversary of the closing date. The Company is required to repay a portion of the Tranche One Loans with $500,000 installment payments on each of June 30, 2020, December 31, 2020 and June 30, 2021. Upon the occurrence and during the continuance of an event of default, the Lenders may declare all outstanding amounts thereunder immediately due and payable and may terminate commitments to make any additional advances under the Tranche Two Loans. The Tranche Two Loans are required to be prepaid in an amount equal to the payments received from the subject purchase orders. The Company is also obligated to repay the Marathon Loans with a specified percentage of the net cash proceeds the Company receives in connection with certain dispositions of assets, casualty events, incurrences of debt and any issuances of capital stock (other than issuances of capital stock during the first 9 months after closing). The Company is required to prepay the Loans utilizing 100% of the net proceeds from any casualty event or the issuance or incurrence of debt and 50% of the net proceeds from any disposition. If the Company receives net cash proceeds from the issuance of capital stock after the nine-month anniversary of the closing date, the Company is required to prepay the Marathon Loans utilizing 35% of the net cash proceeds from such issuance. With limited exceptions, if the Company prepays any portion of the Tranche One Loans or the Tranche Two Loans (with the concomitant termination of the portion of the commitments under the Tranche Two Loans that is repaid) during the 12 months following the closing date, it is required to pay 100% of the interest that would have been due on such prepaid Marathon Loans if the prepaid amounts had been outstanding for a period of 12 months after the date of prepayment. If such prepayment occurs during the period beginning after the 12 month anniversary of the closing date and continuing through the 18 month anniversary of the closing date, the Company is required to pay 50% of the interest that would have been due on such prepaid Marathon Loans for the 12 month period following the date of such prepayment on a prorated basis. The Company, the Company’s subsidiaries and Wilmington, as agent for the Lenders, entered into a Security Agreement, a Pledge Agreement and a Guarantee, among other loan documents, providing that the Company’s obligations to the Lenders are secured by a first priority security interest in substantially all of the Company’s and its subsidiaries’ tangible and intangible assets including the Company’s real property located in Loveland, Ohio and Union City, Indiana. On March 13, 2019, the Company and the Lenders entered into the First Amendment, Waiver and Consent to Marathon Agreement, which, among other items, adjusted the interest payment date to the fifth day of January, April, July and October. Until the later of the repayment of all obligations owed to Marathon or two years from the closing date, the Company will be required to issue additional common stock purchase warrants (the “Additional Warrants”) to Marathon equal to 10%, in the aggregate, of any additional issuance, subject to certain exceptions, on substantially the same terms and conditions of the initial common stock purchase warrants, except that (i) the applicable expiration date thereof shall be five years from the issuance date of the applicable warrant, (ii) the initial exercise price shall be a price equal to the price per share of common stock used in the relevant issuance multiplied by 110% and (iii) the holder shall be entitled to exercise the warrant on a cashless exercise at any time the warrant is exercisable. In accordance with the above, on March 27, 2019, the Company issued a common stock purchase warrant to acquire 133,272 shares of common stock at an exercise price of $1.039 per share to Marathon Centre, a common stock purchase warrant to acquire 102,414 shares of common stock at an exercise price of $1.039 per share issued to Marathon Structured, a common stock purchase warrant to acquire 55,355 shares of common stock at an exercise price of $1.039 per share issued to TRS and a common stock purchase warrant to acquire 67,409 shares of common stock at an exercise price of $1.039 per share issued to Marathon Blue Grass.

Arosa Financing

On July 6, 2018, we, as borrower, entered into a Loan Agreement with a fund managed by Arosa Capital Management LP (“Arosa”), as lender, providing for a term loan (the “Arosa Loan”) in the principal amount of $6.1 million (the “Arosa Loan Agreement”), which was subsequently increased to $7.8 million. We paid off the Arosa Loan on December 31, 2018. In accordance with the Arosa Loan Agreement, we issued Arosa a warrant to purchase 5,000,358 shares of common stock of the Company at an exercise price of $2.00 per share, which was subsequently reduced to $1.25, exercisable in cash only for a period of five years. In addition, in accordance with the Loan Agreement entered with Arosa, while the Arosa Loan remained outstanding, we were required to issue additional warrants to purchase common stock to Arosa equal to 10% of any additional issuance excluding issuances under an approved stock plan. On October 1, 2018, we issued Arosa an additional warrant to acquire 108,768 shares of common stock at an exercise price of $1.596, which was subsequently reduced to $1.25. As a result of our August 2018 public offering including the over-allotment, we issued to Arosa an additional warrant to purchase 1,143,200 shares of common stock at an exercise price of $1.21. The Company issued Arosa a warrant to purchase 894,821 shares of common stock exercisable at $1.25 per share upon the closing of the Marathon Agreement. Pursuant to the warrant, Arosa may not exercise such warrant if such exercise would result in Arosa beneficially owning in excess of 9.99% of our then issued and outstanding common stock. On November 28, 2018, in consideration for consenting to the Company selling certain battery cells to Duke Energy, which served as collateral for Arosa under the Loan Agreement for $7.8 million, the Company entered into a Limited Consent, Waiver and Release with Arosa pursuant to which the Company issued Arosa 2,000,000 shares of common stock and restruck the exercise price of  warrants previously issued to Arosa to $1.25 per share.

Duke Energy/Arosa Amendment

On November 28, 2018, we entered into a Sales Agreement with Duke Energy One, Inc., a wholly-owned subsidiary of Duke Energy Corporation (NYSE: DUK) (“Duke”), pursuant to which we sold Duke 615,000 battery cells (the “615,000 Cells”) in consideration of $1,340,700.  Workhorse will continue to use the cells in the near term for the delivery of trucks to UPS and DHL.  Until May 1, 2019, we have the right and option to require Duke to sell the 615,000 Cells back to Workhorse and Duke has the right and option to require Workhorse to purchase the 615,000 Cells at price equal to the price the 615,000 Cells were sold.

Corporate Information

We are a Nevada corporation. Our executive offices are located at 100 Commerce Drive, Loveland, Ohio 45140, and our telephone number is 513-360-4704. Our website is www.workhorse.com. Information contained in, or accessible through, our website does not constitute part of, and should not be construed as being incorporated by reference into, this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

The Offering

The Selling Stockholders named in this prospectus may offer and resell up to 9,306,661 shares of our common stock issuable upon the exercise of the warrants described above The Shares will become eligible for resale by the Selling Stockholders under this prospectus only as the Warrants are exercised. Shares of common stock that may be offered under this prospectus, when issued in accordance with the term of the Warrants, will be fully paid and non-assessable.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before purchasing our common stock, you should read and consider carefully the following risk factors as well as all other information contained and incorporated by reference in this prospectus supplement and the accompanying base prospectus, including our consolidated financial statements and the related notes. Each of these risk factors, either alone or taken together, could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. There may be additional risks that we do not presently know of or that we currently believe are immaterial, which could also impair our business and financial position. If any of the events described below were to occur, our financial condition, our ability to access capital resources, our results of operations and/or our future growth prospects could be materially and adversely affected and the market price of our common stock could decline. As a result, you could lose some or all of any investment you may make in our common stock.

Risks Relating to Our Business

Our results of operations have not resulted in profitability and we may not be able to achieve profitability going forward.

We have incurred net losses amounting to $141.6 million for the period from inception (February 20, 2007) through December 31, 2018.  We have had net losses in each quarter since our inception. We expect that we will continue to incur net losses in the first part of 2019. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability. Our management is developing plans to alleviate the negative trends and conditions described above and there is no guarantee that such plans will be successfully implemented. Our business plan is focused on providing sustainable and cost-effective solutions to the commercial transportation sector but is still unproven. There is no assurance that even if we successfully implement our business plan, that we will be able to curtail our losses. If we incur additional significant operating losses, our stock price may significantly decline.

We have yet to achieve positive cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.

We have had negative cash flow from operating activities of $21.8 million and $38.7 million for the years ended December 31, 2018 and 2017, respectively. We anticipate that we will continue to have negative cash flow from operating and investing activities in the first part of 2019 as we expect to incur research and development, sales and marketing, and general and administrative expenses and make modest capital expenditures in our efforts to increase sales and ramp up operations at our Union City facility. Our business also will at times require significant amounts of working capital to support our growth of additional platforms. An inability to generate positive cash flow for the near term may adversely affect our ability to raise needed capital for our business on reasonable terms, diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that may decrease our long-term viability.

We need access to additional financing in 2019 and beyond, which may not be available to us on acceptable terms or at all. If we cannot access additional financing when we need it and on acceptable terms, our business may fail.

Our business plan to design, produce, sell and service commercial electric vehicles through our Union City facility will require continued capital investment in 2019. Our research and development activities will also require continued investment. For the year ended December 31, 2018, our independent registered public accounting firm issued a report on our 2018 financial statements that contained an explanatory paragraph stating that the lack of sales, negative working capital and stockholders’ deficit, raise substantial doubt about our ability to continue as a going concern. For example, our existing capital resources will be insufficient to fund our operations through the first half of 2019. Although we have entered into the Marathon Agreement, which provides us with a $25 million credit line to be used for vehicle production and are subject to the receipt of confirmed purchase orders, we expect that we will need additional funding to be used in our research and development activities and operational expenses. The additional funding will allow us to continue to deliver vehicles associated with existing and expected orders, further expand our N-GEN platform resulting in “production ready vehicles”. Unless and until we are able to generate a sufficient amount of revenue, reduce our costs and/or enter a strategic relationship, we expect to finance future cash needs through public and/or private offerings of equity securities and/or debt financings. As discussed above, we have committed debt funding through the Marathon Agreement to support inventory purchases for confirmed customer purchase orders, but do not currently have any committed future funding for other operating costs. If we are not able to obtain additional financing and/or substantially increase revenue from sales, we will be unable to continue as a going concern. As a result, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements, and investors will likely lose a substantial part or all of their investment. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. Further, if there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on acceptable terms or at all. If we cannot obtain additional financing when we need it and on terms acceptable to us, we will not be able to continue as a going concern.

The development of our business in the near future is contingent upon the implementation of orders from UPS and other key customers for the purchase of Workhorse vehicles and if we are unable to perform under these orders, our business may fail.

On June 4, 2014, the Company entered into a Vehicle Purchase Agreement with United Parcel Service Inc. (“UPS”) which outlined the relationship by which the Company would sell vehicles to UPS. To date, we have received six separate orders totaling up to 1,405 vehicles from UPS. The sixth and most recent order is from Q1 2018. We have entered into various purchase orders with UPS relating to the delivery of the vehicles ordered. There is no guarantee that the Company will be able to perform under these orders and if it does perform, that UPS will purchase additional vehicles from the Company. Also, there is no assurance that UPS will not terminate its agreement with the Company pursuant to the termination provisions therein. Further, if the Company is not able to raise the required capital to purchase required parts and pay certain vendors, the Company may not be able to comply with UPS’s deadlines. Accordingly, despite the receipt of the orders from UPS, there is no assurance, due to the Company’s financial constraints and status as a development stage company, that the Company will be able to deliver such vehicles or that it will receive additional orders whether from UPS or other potential customers.

If we are unable to perform under our orders with UPS, the Company business will be significantly negatively impacted.

Our limited operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

As we begin to fully implement our manufacturing capabilities, it is difficult, if not impossible, to forecast our future results based upon our historical data. Because of the uncertainties related to our lack of historical operations, we may be hindered in our ability to anticipate and adapt to increases or decreases in revenues or expenses.  If we make poor budgetary decisions as a result of unreliable historical data, we could be less profitable or incur losses, which may result in a decline in our stock price.

Our obligations to Marathon, which holds a secured loan, are secured by a security interest in substantially all of our assets, so if we default on those obligations, Marathon could foreclose on, liquidate and/or take possession of our assets. If that were to happen, we could be forced to curtail, or even to cease, our operations.

All amounts due under the loan payable to Marathon are secured by our assets. As a result, if we default on our obligations under the secured loan, Marathon could foreclose on its security interest and liquidate or take possession of some or all of these assets, which would harm our business, financial condition and results of operations and could require us to curtail, or even to cease our operations.

We are subject to certain covenants set forth in the Marathon Credit Agreement. Upon an event of default, including a breach of a covenant, we may not be able to make such accelerated payments under the Loan Agreement.

The Marathon Agreement contains customary events of default, including for non-payment, misrepresentation, breach of covenants, defaults under other material indebtedness, material adverse change, bankruptcy, change of control and material judgments. The Loans mature on the third anniversary of the closing date. The Company is required to repay a portion of the Tranche One Loans with $500,000 installment payments on each of June 30, 2020, December 31, 2020 and June 30, 2021. Upon the occurrence and during the continuance of an event of default, the Lenders may declare all outstanding amounts thereunder immediately due and payable and may terminate commitments to make any additional advances under the Tranche Two Loans. Upon an event of default, the outstanding principal amount of the loan plus any other amounts owed to Marathon will become immediately due and payable and Marathon could foreclose on our assets. A default would also likely significantly diminish the market price of our common stock.

We offer no financing on our vehicles. As such, our business is dependent on cash sales, which may adversely affect our growth prospects.

While most of our current customers are well-established companies with significant purchasing power, many of our potential smaller and medium-sized customers may need to rely on credit or leasing arrangements to gain access to our vehicles. Unlike some of our competitors who provide credit or leasing services for the purchase of their vehicles, we do not provide, and currently do not have commercial arrangements with a third party that provides, such financial services. We believe the current limited availability of credit or leasing solutions for our vehicles could adversely affect our revenues and market share in the commercial electric vehicle market.

Our business, prospects, financial condition and operating results will be adversely affected if we cannot reduce and adequately control the costs and expenses associated with operating our business, including our material and production costs.

We incur significant costs and expenses related to procuring the materials, components and services required to develop and produce our electric vehicles. We have secured supply agreements for our critical components including our batteries. However, these are dependent on volume to ensure that they are available at a competitive price. We continually work on cost-down initiatives to reduce our cost structure so that we may effectively compete. If we do not reduce our costs and expenses, our net losses will continue which will negatively impact our business and stock price.

Increases in costs, disruption of supply or shortage of lithium-ion cells could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of lithium-ion cells. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. The prices for these lithium-ion cells can fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. We are exposed to multiple risks relating to lithium-ion cells including:

●	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells we may require going forward;

●	disruption in the supply of cells due to quality issues or recalls by battery cell manufacturers;

●	an increase in the cost of raw materials used in the cells; and

●	fluctuations in the value of the Japanese yen against the U.S. dollar in the event our purchasers of lithium-ion cells are denominated in Japanese yen.

Our business is dependent on the continued supply of battery cells for the battery packs used in our vehicles. While we believe several sources of the battery cells are available for such battery cells, we have fully qualified only Panasonic for the supply of the cells used in such battery packs and have very limited flexibility in changing cell suppliers. Any disruption in the supply of battery cells could disrupt production of our vehicles until such time as a different supplier is fully qualified. Furthermore, fluctuations or shortages in petroleum, tariff or trade issues and other economic or tax conditions may cause us to experience significant increases in freight charges. Substantial increases in the prices for the battery cells or prices charged to us, would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased vehicle prices. Any attempts to increase vehicle prices in response to increased costs in our battery cells could result in cancellations of vehicle orders and therefore materially and adversely affect our brand, image, business, prospects and operating results.

The demand for commercial electric vehicles depends, in part, on the continuation of current trends resulting from dependence on fossil fuels. Extended periods of low diesel or other petroleum-based fuel prices could adversely affect demand for our vehicles, which would adversely affect our business, prospects, financial condition and operating results.

We believe that much of the present and projected demand for commercial electric vehicles results from concerns about volatility in the cost of petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of petroleum-based fuel decreased significantly, the outlook for the long-term supply of oil to the United States improved, the government eliminated or modified its regulations or economic incentives related to fuel efficiency and alternative forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for commercial electric vehicles could be reduced, and our business and revenue may be harmed.

Diesel and other petroleum-based fuel prices have been extremely volatile, and we believe this continuing volatility will persist. Lower diesel or other petroleum-based fuel prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If diesel or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for commercial electric vehicles may decrease, which would have an adverse effect on our business, prospects, financial condition and operating results.

Our future growth is dependent upon the willingness of operators of commercial vehicle fleets to adopt electric vehicles and on our ability to produce, sell and service vehicles that meet their needs. This often depends upon the cost for an operator adopting electric vehicle technology as compared to the cost of traditional internal combustion technology.

Our growth is dependent upon the adoption of electric vehicles by operators of commercial vehicle fleets and on our ability to produce, sell and service vehicles that meet their needs. The entry of commercial electric vehicles into the medium-duty commercial vehicle market is a relatively new development, particularly in the United States, and is characterized by rapidly changing technologies and evolving government regulation, industry standards and customer views of the merits of using electric vehicles in their businesses. This process has been slow as without including the impact of government or other subsidies and incentives, the purchase prices for our commercial electric vehicles currently is higher than the purchase prices for diesel-fueled vehicles. Our growth has also been negatively impacted by the relatively low price of oil over the last few years.

If the market for commercial electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be adversely affected.

As part of our sales efforts, we must educate fleet managers as to the economical savings we believe they will benefit from during the life of the vehicle. As such, we believe that operators of commercial vehicle fleets should consider a number of factors when deciding whether to purchase our commercial electric vehicles (or commercial electric vehicles generally) or vehicles powered by internal combustion engines, particularly diesel-fueled or natural gas-fueled vehicles. We believe these factors include:

●	the difference in the initial purchase prices of commercial electric vehicles and vehicles with comparable gross vehicle weight powered by internal combustion engines, both including and excluding the impact of government and other subsidies and incentives designed to promote the purchase of electric vehicles;

●	the total cost of ownership of the vehicle over its expected life, which includes the initial purchase price and ongoing operating and maintenance costs;

●	the availability and terms of financing options for purchases of vehicles and, for commercial electric vehicles, financing options for battery systems;

●	the availability of tax and other governmental incentives to purchase and operate electric vehicles and future regulations requiring increased use of nonpolluting vehicles;

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

●	fuel prices, including volatility in the cost of diesel;

●	the cost and availability of other alternatives to diesel fueled vehicles, such as vehicles powered by natural gas;

●	corporate sustainability initiatives;

●	commercial electric vehicle quality, performance and safety (particularly with respect to lithium-ion battery packs);

●	the quality and availability of service for the vehicle, including the availability of replacement parts;

●	the limited range over which commercial electric vehicles may be driven on a single battery charge;

●	access to charging stations and related infrastructure costs, and standardization of electric vehicle charging systems;

●	electric grid capacity and reliability; and

●	macroeconomic factors.

If, in weighing these factors, operators of commercial vehicle fleets determine that there is not a compelling business justification for purchasing commercial electric vehicles, particularly those that we produce and sell, then the market for commercial electric vehicles may not develop as we expect or may develop more slowly than we expect, which would adversely affect our business, prospects, financial condition and operating results.

If our customers are unable to efficiently and effectively integrate our electric vehicles into their existing commercial fleets our sales may suffer and our business, prospects, financial condition and operating results may be adversely affected.

Our sales strategy involves a comprehensive plan for the pilot and roll-out of our electric vehicles, as well as the ongoing replacement of existing commercial vehicles with our electric vehicles, that is tailored to the individual needs of our customers. If we are unable to develop and execute fleet integration strategies or fleet management support services that meet our customers’ unique circumstances with minimal disruption to their businesses, our customers may not realize the economic benefits they expect from our electric vehicles. If this were to occur, our customers may not order additional vehicles from us, which could adversely affect our business, prospects, financial condition and operating results.

We currently do not have long-term supply contracts with guaranteed pricing which exposes us to fluctuations in component, materials and equipment prices. Substantial increases in these prices would increase our operating costs and could adversely affect our business, prospects, financial condition and operating results.

Because we currently do not have long-term supply contracts with guaranteed pricing, we are subject to fluctuations in the prices of the raw materials, parts and components and equipment we use in the production of our vehicles. Substantial increases in the prices for such raw materials, components and equipment would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased vehicle prices. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our customers and could adversely affect our business, prospects, financial condition and operating results.

If we are unable to scale our operations at our Union City facility in an expedited manner from our limited low volume production to high volume production, our business, prospects, financial condition and operating results will be adversely affected.

We are currently assembling our orders at our Union City facility which has been acceptable for our historical orders. To satisfy increased demand, we will need to quickly scale operations in our Union City facility as well as scale our supply chain including access to batteries. Such a substantial and rapid increase in operations may strain our management capabilities. Our business, prospects, financial condition and operating results could be adversely affected if we experience disruptions in our supply chain, if we cannot obtain materials of sufficient quality at reasonable prices or if we are unable to scale our Union City facility.

We depend upon key personnel and need additional personnel. The loss of key personnel or the inability to attract additional personnel may adversely affect our business and results of operations.

Our success depends on the continuing services of our CEO, Duane Hughes and top management. On February 4, 2019, Mr. Hughes and the Company entered into an Executive Retention Agreement whereby Mr. Hughes was retained as Chief Executive Officer in consideration of an annual salary of $350,000. Further, on various dates, the Company entered Executive Retention Agreements with Rob Willison as Chief Operating Officer, Paul Gaitan as Chief Financial Officer and Julio Rodriguez as Chief Information Officer. The loss of any of these individuals could have a material and adverse effect on our business operations. Additionally, the success of our operations will largely depend upon our ability to successfully attract and maintain other competent and qualified key management personnel. As with any company with limited resources, there can be no guarantee that we will be able to attract such individuals or that the presence of such individuals will necessarily translate into profitability for our company. Our inability to attract and retain key personnel may materially and adversely affect our business operations. Any failure by our management to effectively anticipate, implement, and manage the changes required to sustain our growth would have a material adverse effect on our business, financial condition, and results of operations.

We face intense competition. Some of our competitors have substantially greater financial or other resources, longer operating histories and greater name recognition than we do and could use their greater resources and/or name recognition to gain market share at our expense or could make it very difficult for us to establish market share.

Companies currently competing in the fleet logistics market offering alternative fuel medium-duty trucks include Ford Motor Company and Freightliner. Ford and Freightliner are currently selling alternative fuel fleet vehicles including hybrids. Ford and Freightliner have substantially more financial resources, established market positions, long-standing relationships with customers and dealers, and who have more significant name recognition, technical, marketing, sales, financial and other resources than we do. Although we believe that HorseFly, our unmanned aerial system (“UAS”), is unique in the marketplace in that it currently does not have any competitors when it comes to a UAS that works in combination with a truck, there are better financed competitors in this emerging industry, including Google and Amazon. While we are seeking to partner with existing delivery companies to improve their efficiencies in the last mile of delivery, our competitors are seeking to redefine the delivery model using drones from a central location requiring extended flight patterns. Our competitors’ new aerial delivery model would essentially eliminate traditional package delivery companies. Our model is focused on coupling our delivery drone with delivery trucks supplementing the existing model and providing shorter term flight patterns. Google and Amazon have more significant financial resources, established market positions, long-standing relationships with customers, more significant name recognition and a larger scope of resources including technical, marketing and sales than we do.

The market for personal VTOL aircraft is new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. The market is highly competitive, and the SureFly design is competing with experimental aircraft from large original equipment manufacturers, or OEMs, small OEMs, other aviation related companies, technology companies and entrepreneurs. Currently, there are several VTOL aircraft being developed that have some similarity to SureFly, including eHang and Volocopter.

The resources available to our competitors to develop new products and introduce them into the marketplace exceed the resources currently available to us. As a result, our competitors may be able to compete more aggressively and sustain that competition over a longer period than we can. This intense competitive environment may require us to make changes in our products, pricing, licensing, services, distribution, or marketing to develop a market position. Each of these competitors has the potential to capture significant market share in our target markets which could have an adverse effect on our position in our industry and on our business and operating results.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

There are companies in the electric vehicle industry that have developed or are developing vehicles and technologies that compete or will compete with our vehicles. We cannot assure that our competitors will not be able to duplicate our technology or provide products and services similar to ours more efficiently. If for any reason we are unable to keep pace with changes in electric vehicle technology, particularly battery technology, our competitive position may be adversely affected. We plan to upgrade or adapt our vehicles and introduce new models to continue to provide electric vehicles that incorporate the latest technology. However, there is no assurance that our research and development efforts will keep pace with those of our competitors.

Our electric vehicles compete for market share with vehicles powered by other vehicle technologies that may prove to be more attractive than ours.

Our target market currently is serviced by manufacturers with existing customers and suppliers using proven and widely accepted fossil fuel technologies. Additionally, our competitors are working on developing technologies that may be introduced in our target market. If any of these alternative technology vehicles can provide lower fuel costs, greater efficiencies, greater reliability or otherwise benefit from other factors resulting in an overall lower total cost of ownership, this may negatively affect the commercial success of our vehicles or make our vehicles uncompetitive or obsolete.

We currently have a limited number of customers, with whom we do not have long-term agreements, and expect that a significant portion of our future sales will be from a limited number of customers. The loss of any of these customers could materially harm our business.

A significant portion of our projected future revenue is expected to be generated from a limited number of fleet customers. Additionally, much of our business model is focused on building relationships with a few large fleet customers. Currently, we have no contracts with customers that include long-term commitments or minimum volumes that ensure future sales of vehicles. As such, a customer may take actions that negatively affect us for reasons that we cannot anticipate or control, such as reasons related to the customer’s financial condition, changes in the customer’s business strategy or operations or as the result of the perceived performance or cost-effectiveness of our vehicles. The loss of or a reduction in sales or anticipated sales to our most significant customers would have a material adverse effect on our business, prospects, financial condition and operating results.

Changes in the market for electric vehicles could cause our products to become obsolete or lose popularity.

The modern electric vehicle industry is in its infancy and has experienced substantial change in the last few years. To date, demand for electric vehicles has been slower than forecasted by industry experts. As a result, growth in the electric vehicle industry depends on many factors outside our control, including, but not limited to:

●	continued development of product technology, especially batteries;

●	the environmental consciousness of customers;

●	the ability of electric vehicles to successfully compete with vehicles powered by internal combustion; engines

●	limitation of widespread electricity shortages; and

●	whether future regulation and legislation requiring increased use of non-polluting vehicles is enacted.

We cannot assume that growth in the electric vehicle industry will continue. Our business will suffer if the electric vehicle industry does not grow or grows more slowly than it has in recent years or if we are unable to maintain the pace of industry demands.

President Trump’s administration may create regulatory uncertainty for the alternative energy sector and may materially harm our business, financial condition and operating results.

President Trump’s administration may create regulatory uncertainty in the alternative energy sector. During the election campaign, President Trump made comments suggesting that he was not supportive of various clean energy programs and initiatives designed to curtail global warming. Since taking office, President Trump has released his America First Energy Plan which relies on fossil fuels, cancelled U.S. participation in the Paris Climate Agreement and signed several executive orders relating to oil pipelines. It remains unclear what specifically President Trump would or would not do with respect to these programs and initiatives, and what support he would have for any potential changes to such legislative programs and initiatives in the Unites States Congress. If President Trump and/or the United States Congress take action or publicly speak out about the need to eliminate or further reduce legislation, regulations and incentives supporting alternative energy or take action to further support the use of fossil fuels, such actions may result in a decrease in demand for alternative energy in the United States and may materially harm our business, financial condition and operating results.

The unavailability, reduction, elimination or adverse application of government subsidies, incentives and regulations could have an adverse effect on our business, prospects, financial condition and operating results.

We believe that, currently, the availability of government subsidies and incentives including those available in California and other areas is an important factor considered by our customers when purchasing our vehicles, and that our growth depends in part on the availability and amounts of these subsidies and incentives. Any reduction, elimination or discriminatory application of government subsidies and incentives because of budgetary challenges, policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles or other reasons may result in the diminished price competitiveness of the alternative fuel vehicle industry.

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position.

Our current products are designed for use with, and are dependent upon, existing electric vehicle technology. As technologies change, we plan to upgrade or adapt our products to continue to provide products with the latest technology. However, our products may become obsolete or our research and development efforts may not be sufficient to adapt to changes in or to create the necessary technology. Thus, our potential inability to adapt and develop the necessary technology may harm our competitive position.

The failure of certain key suppliers to provide us with components could have a severe and negative impact upon our business.

We have secured supply agreements for our critical components, including our batteries. However, the agreements are dependent on volume to ensure that they are available at a competitive price. Further, we rely on a small group of suppliers to provide us with components for our products. If these suppliers become unwilling or unable to provide components or if we are unable to meet certain volume requirements in our existing supply agreements, there are a limited number of alternative suppliers who could provide them and the price for them could be substantially higher. Changes in business conditions, wars, governmental changes, and other factors beyond our control or which we do not presently anticipate could negatively affect our ability to receive components from our suppliers. Further, it could be difficult to find replacement components if our current suppliers fail to provide the parts needed for these products. A failure by our major suppliers to provide these components could severely restrict our ability to manufacture our products and prevent us from fulfilling customer orders in a timely fashion.

Product liability or other claims could have a material adverse effect on our business.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of electrical vehicles. Although we have product liability insurance for our consumer and commercial products, that insurance may be inadequate to cover all potential product claims. We also carry liability insurance on our products. Any product recall or lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our business and financial condition. We may not be able to secure additional product liability insurance coverage on acceptable terms or at reasonable costs when needed. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product recall could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future product candidates. We cannot provide assurance that such claims and/or recalls will not be made in the future.

We may have to devote substantial resources to implementing a retail product distribution network.

Dealers are often hesitant to provide their own financing to contribute to our product distribution network. Thus, we anticipate that we may have to provide financing or other consignment sale arrangements for dealers. A capital investment such as this presents many risks, foremost among them being that we may not realize a significant return on our investment if the network is not profitable. Our inability to collect receivables from dealers could cause us to suffer losses. Additionally, the amount of time that our management will need to devote to this project may divert them from performing other functions necessary to assure the success of our business. We have established a non-exclusive distribution agreement with Ryder to lower this risk.

Regulatory requirements may have a negative impact upon our business.

While our vehicles are subject to substantial regulation under federal, state, and local laws, we believe that our vehicles are or will be materially in compliance with all applicable laws. However, to the extent the laws change, or if we introduce new vehicles in the future, some or all of our vehicles may not comply with applicable federal, state, or local laws. Further, certain federal, state, and local laws and industrial standards currently regulate electrical and electronics equipment. Although standards for electric vehicles are not yet generally available or accepted as industry standards, our products may become subject to federal, state, and local regulation in the future. Compliance with these regulations could be burdensome, time consuming, and expensive.

Our products are subject to environmental and safety compliance with various federal and state regulations, including regulations promulgated by the EPA, NHTSA, FAA and various state boards, and compliance certification is required for each new model year. The cost of these compliance activities and the delays and risks associated with obtaining approval can be substantial. The risks, delays, and expenses incurred in connection with such compliance could be substantial.

Our success may be dependent on protecting our intellectual property rights.

We rely on trade secret protections to protect our proprietary technology as well as several registered patents and five patent applications. Our patents relate to the vehicle chassis assembly, vehicle header and drive module and manifold for electric motor drive assembly. Our existing patent applications relates to the onboard generator drive system for electric vehicles, the delivery drone, and the manned multicopter. Our success will, in part, depend on our ability to obtain additional trademarks and patents. We are working on registering additional patents and trademarks with the United States Patent and Trademark Office but have not finalized any as of this date. Although we have entered into confidentiality agreements with our employees and consultants, we cannot be certain that others will not gain access to these trade secrets. Others may independently develop substantially equivalent proprietary information and technologies or otherwise gain access to our trade secrets.

Our business may be adversely affected by union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automotive industry for many employees at automotive companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Our employees may join or seek recognition to form a labor union, or we may be required to become a union signatory. Our production facility in Union City, Indiana was purchased from Navistar. Prior employees of Navistar were union members and our future work force at this facility may be inclined to vote in favor of forming a labor union. Furthermore, we are directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs, it could delay the manufacture and sale of our trucks and have a material adverse effect on our business, prospects, operating results or financial condition. The mere fact that our labor force could be unionized may harm our reputation in the eyes of some investors and thereby negatively affect our stock price. Consequently, the unionization of our labor force could negatively impact our company’s health.

We may be exposed to liability for infringing upon the intellectual property rights of other companies.

Our success will, in part, depend on our ability to operate without infringing on the proprietary rights of others. Although we have conducted searches and are not aware of any patents and trademarks which our products or their use might infringe, we cannot be certain that infringement has not occurred or will not occur. We could incur substantial costs, in addition to the great amount of time lost, in defending any patent or trademark infringement suits or in asserting any patent or trademark rights, in a suit with another party.

Our electric vehicles make use of lithium-ion battery cells, which, if not appropriately managed and controlled, have occasionally been observed to catch fire or vent smoke and flames. If such events occur in our electric vehicles, we could face liability associated with our warranty, for damage or injury, adverse publicity and a potential safety recall, any of which would adversely affect our business, prospects, financial condition and operating results.

The battery packs in our electric vehicles use lithium-ion cells, which have been used for years in laptop computers and cell phones. On occasion, if not appropriately managed and controlled, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused consumer attention on the safety of these cells. These events also have raised questions about the suitability of these lithium-ion cells for automotive applications. There can be no assurance that a field failure of our battery packs will not occur, which would damage the vehicle or lead to personal injury or death and may subject us to lawsuits. Furthermore, there is some risk of electrocution if individuals who attempt to repair battery packs on our vehicles do not follow applicable maintenance and repair protocols. Any such damage or injury would likely lead to adverse publicity and potentially a safety recall. Any such adverse publicity could adversely affect our business, prospects, financial condition and operating results. Warranty expense for the years ended December 31, 2018 and 2017 were $8.0 million and $0.1 million, respectively. The increase during the current year relates to issues with certain battery packs in our 2016 and 2017 E-GEN and E-100 vehicles. During the fourth quarter of 2018, the battery pack monitoring software indicated that some of the battery packs were not performing at expected levels. Some vehicles have undergone replacement of battery pack components. The Company is continuing to investigate the issue and explore potential quality issues with certain vendors. As a result of the above information, the Company increased its warranty reserve by $6.9 million in the fourth quarter of 2018.

We are subject to significant corporate and accounting regulation as a public company and failure to comply with all applicable regulations could subject us to liability or negatively affect our stock price.

As a publicly traded company, we are subject to a significant body of regulation, including the Sarbanes-Oxley Act of 2002. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements, we cannot provide assurance that we are or will be in compliance with all potentially applicable corporate regulations. In connection with management’s assessment of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002, we identified material weaknesses pertaining to the lack of established adequate financial reporting activities and the lack of established proper accounting and financing reporting oversight. We cannot provide assurance that, in the future, our management will not find additional material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We also cannot provide assurance that we will be able to remediate existing weaknesses and any such additional weakness identified; our failure to do so would prevent our management from concluding that our internal control over financial reporting as of the end of our fiscal year is effective. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we must disclose any material weakness in our internal control over financial reporting, our stock price could decline.

Cyber attacks could adversely affect the company

The Company faces a heightened risk of cyber-attack. Cyber-attacks may include hacking, viruses, malware, denial of service attacks, ransomware or other data security breaches. The Company’s business requires the continued operation of information systems and network infrastructure. In the event of a cyber-attack that the Company was unable to defend against or mitigate, the Company could have its operations and the operations of its customers and others disrupted. The Company could also have their financial and other information systems and network infrastructure impaired, property damaged and customer and employee information stolen; experience substantial loss of revenues, response costs and other financial loss; and be subject to increased regulation, litigation, penalties and damage to their reputation. The Company has experienced cyber-attacks, although none of the attacks had a material impact.

Risks Related to Owning Our Common Stock

If we fail to continue to meet the listing standards of Nasdaq, our common stock may be delisted, which could have a material adverse effect on the liquidity of our common stock.

Our common stock is currently listed on the Nasdaq Capital Market. The Nasdaq Stock Market LLC has requirements that a company must meet in order to remain listed on Nasdaq. In particular, Nasdaq rules require us to maintain a minimum bid price of $1.00 per share of our common stock. The Company was notified on December 4, 2018 that pursuant to Nasdaq Listing Rule 5810(c)(3)(A), it would be afforded 180 calendar days, or until June 3, 2019, to regain compliance with the minimum bid price requirement. There can be no assurance that we will meet the regain compliance with the minimum bid price requirement, or any other requirement in the future. If we fail to regain compliance with the minimum bid price requirement, The Nasdaq Stock Market LLC may initiate the delisting process with a notification letter. If we were to receive such a notification, we would be afforded a grace period of 180 calendar days to regain compliance with the minimum bid price requirement. In order to regain compliance, shares of our common stock would need to maintain a minimum closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days. In addition, we may be unable to meet other applicable Nasdaq listing requirements, including maintaining minimum levels of stockholders’ equity or market values of our common stock in which case, our common stock could be delisted. If our common stock were to be delisted, the liquidity of our common stock would be adversely affected and the market price of our common stock could decrease.

The trading of our shares of common has been relatively thin and there is no assurance that a liquid market for our shares of common stock will develop.

Our common stock has traded on the Nasdaq Capital Market, under the symbol “WKHS”, since January 2016. Since that date, our common stock has been relatively thinly traded. There can be no assurance that we will be able to successfully develop a liquid market for our common shares. The stock market in general, and early stage public companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. If we are unable to develop a market for our common shares, you may not be able to sell your common shares at prices you consider to be fair or at times that are convenient for you, or at all.

Our stock price and trading volume may be volatile, which could result in substantial losses for our stockholders.

The equity trading markets may experience periods of volatility, which could result in highly variable and unpredictable pricing of equity securities. The market price of our common stock could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition. In addition, the trading volume in our common stock has been low and may fluctuate and cause significant price variations to occur. We have experienced significant volatility in the price of our stock. In addition, the stock markets in general can experience considerable price and volume fluctuations.

We have not paid cash dividends in the past and have no immediate plans to pay cash dividends.

We plan to reinvest all of our earnings, to the extent we have earnings, in order to develop our products, deliver on our orders and cover operating costs and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. We cannot assure you that we would, at any time, generate sufficient surplus cash that would be available for distribution to the holders of our common stock as a dividend. Therefore, you should not expect to receive cash dividends on our common stock.

Shares eligible for future sale may adversely affect the market for our common stock.

Of the 61,496,990 shares of our common stock outstanding as of March 18, 2019, approximately 51.3 million shares are held by “non-affiliates” and may be freely tradable without restriction assuming compliance with Rule 144. In addition, we have previously filed Registration Statements on Form S-3 for purposes of registering the resale of 3,033,717 shares of common stock and 8,085,519 shares of common stock issuable upon exercise of stock purchase warrants that have been declared effective, and pursuant to this registration statement we are registering an additional 9,306,661 shares of common stock issuable upon exercise of the Warrants. Any substantial resale of our common stock pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our common stock.

Shareholders may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per share in our prior offerings. We may sell shares or other securities in any future offering at a price per share that is lower than the price per share paid by historical investors, which would result in those newly issued shares being dilutive. In addition, investors purchasing shares or other securities in this offering or the future offerings could have rights superior to existing stockholders, which could impair the value of existing shareholders. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid by our historical investors.

Our charter documents and Nevada law may inhibit a takeover that stockholders consider favorable.

Provisions of our certificate of incorporation and bylaws and applicable provisions of Nevada law may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. The provisions in our certificate of incorporation and bylaws:

●	limit who may call stockholder meetings;

●	do not provide for cumulative voting rights; and

●	provide that all vacancies may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

There are limitations on director/officer liability.

As permitted by Nevada law, our certificate of incorporation limits the liability of our directors for monetary damages for breach of a director’s fiduciary duty except for liability in certain instances. As a result of our charter provision and Nevada law, shareholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the SEC that are incorporated by reference herein and therein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, from time to time we or our representatives have made or will make forward-looking statements in various other filings that we make with the SEC or in other documents, including press releases or other similar announcements. Forward-looking statements concern our current plans, intentions, beliefs, expectations and statements of future economic performance. Statements containing terms such as “will,” “may,” “believe,” “do not believe,” “plan,” “expect,” “intend,” “estimate,” “anticipate” and other phrases of similar meaning are considered to be forward-looking statements.

Forward-looking statements are based on our assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those reflected in or implied by these forward-looking statements. Factors that might cause actual results to differ include, among others, those set forth under “Risk Factors” in this prospectus supplement and those discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in our most recent Annual Report on Form 10-K and in our future periodic reports filed with the SEC, all of which are incorporated by reference herein. The following are important factors, among others, that could cause actual results, performance or achievements to differ materially from the results, performance or achievements reflected in our forward-looking statements:

●	market acceptance of our products;

●	our ability to delivery on our existing orders including the UPS order and further develop new orders;

●	our ability together with our partner to ultimately be awarded the USPS Next Generation Delivery Vehicle;

●	our ability to attract and retain customers for existing and new products;

●	our ability to effectively maintain and update our product and service portfolio;

●	our ability to continue as a going concern;

●	our ability to raise capital under acceptable terms;

●	our ability to effectively manage all warranty claims;

●	our ability to enter long-term supply contracts including, but not limited to the supply of lithium-ion battery cells;

●	our ability to maintain listing of our common stock on the Nasdaq Capital Market;

●	our ability to adequately protect our intellectual property, or the loss of some of our intellectual property rights through costly litigation or administrative proceedings;

●	legislation and government regulation; and

●	general economic conditions, inflation and access to capital.

Readers are cautioned not to place undue reliance on any forward-looking statements contained in this prospectus or the documents we have filed with the SEC that are incorporated by reference herein and therein, which reflect management’s views and opinions only as of their respective dates. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements, except to the extent required by applicable securities laws. You are advised, however, to consult any additional disclosures we have made or will make in the filings we make with the SEC, including reports on Forms 10-K, 10-Q and 8-K. All subsequent forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus supplement, the accompanying base prospectus or any related issuer free writing prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the resale of our common stock by the Selling Stockholders. However, we may receive proceeds from the cash exercise of the Warrants, which, if exercised in cash at the current exercise prices with respect to all 9,306,661 shares of common stock, would result in gross proceeds to us of approximately $11.6 million. The use of proceeds from such Warrant exercises, if any, will not be subject to any restrictions.

The Selling Stockholders will pay any underwriting discounts and brokerage commissions and any similar expenses they incur in disposing of the common stock. We will bear all other reasonable costs, fees and expenses incurred in effecting the registration of the common stock covered by this prospectus, including all registration and filing fees, fees and expenses of compliance with securities or “blue sky” laws, listing application fees, printing expenses, transfer agent’s and registrar’s fees, costs of distributing prospectuses as well as any supplements thereto, and fees and disbursements of counsel for the Company and the independent registered public accounting firm and other persons we retained by the Company.

SELLING STOCKHOLDERS

Marathon Financing

On December 31, 2018, the Company entered into the Marathon Agreement, among the Company, the Lenders and Wilmington. The Marathon Agreement provided the Company with the Tranche One Loans which may not be re-borrowed following repayment and $25 million of the Tranche Two Loans. Pursuant to the Marathon Agreement, the Company issued (i) a common stock purchase warrant to acquire 2,994,249 shares of common stock at an exercise price of $1.25 per share issued to Marathon Centre, (ii) a common stock purchase warrant to acquire 2,300,969 shares of common stock at an exercise price of $1.25 per share issued to Marathon Structured, (iii) a common stock purchase warrant to acquire 1,243,674 shares of common stock at an exercise price of $1.25 per share issued to TRS and (iv) a common stock purchase warrant to acquire 1,514,498 shares of common stock at an exercise price of $1.25 per share issued to Marathon Blue Grass. Until the later of the repayment of all obligations owed to Marathon or two years from the closing date, the Company will be required to issue additional common stock purchase warrants (the “Additional Warrants”) to Marathon equal to 10%, in the aggregate, of any additional issuance, subject to certain exceptions, on substantially the same terms and conditions of the initial common stock purchase warrants, except that (i) the applicable expiration date thereof shall be five years from the issuance date of the applicable warrant, (ii) the initial exercise price shall be a price equal to the price per share of common stock used in the relevant issuance multiplied by 110% and (iii) the holder shall be entitled to exercise the warrant on a cashless exercise at any time the warrant is exercisable. In accordance with the above, on March 27, 2019, the Company issued a common stock purchase warrant to acquire 133,272 shares of common stock at an exercise price of $1.039 per share to Marathon Centre, a common stock purchase warrant to acquire 102,414 shares of common stock at an exercise price of $1.039 per share issued to Marathon Structured, a common stock purchase warrant to acquire 55,355 shares of common stock at an exercise price of $1.039 per share issued to TRS and a common stock purchase warrant to acquire 67,409 shares of common stock at an exercise price of $1.039 per share issued to Marathon Blue Grass.

Arosa Financing

On July 6, 2018, we, as borrower, entered into a Loan Agreement with a fund managed by Arosa Capital Management LP (“Arosa”), as lender, providing for a term loan (the “Arosa Loan”) in the principal amount of $6.1 million (the “Arosa Loan Agreement”), which was subsequently increased to $7.8 million. We paid off the Arosa Loan on December 31, 2018. In accordance with the Arosa Loan Agreement, in addition to other warrants previously issued to Arosa, the Company issued Arosa a warrant to purchase 894,821 shares of common stock exercisable at $1.25 per share upon the closing of the Marathon financing. Pursuant to the warrant, Arosa may not exercise such warrant if such exercise would result in Arosa beneficially owning in excess of 9.99% of our then issued and outstanding common stock.

The Offering

We are registering the resale of the above-referenced Shares underlying the Warrants to permit the Selling Stockholders identified below, or their permitted transferees, successors and permitted assigns that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part, to resell or otherwise dispose of the Shares in the manner contemplated under “Plan of Distribution” in this prospectus (as may be supplemented or amended) following the exercise of the Warrants.

The Selling Stockholders may resell some, all or none of their Shares. We do not know how long the Selling Stockholders will hold the Shares before reselling them, and we currently have no agreements, arrangements or understandings with the Selling Stockholders regarding the sale or other disposition of any of the Shares. The Shares covered hereby may be offered from time to time by the Selling Stockholders.

The following table sets forth the name of the Selling Stockholders, the number and percentage of our common stock beneficially owned by the Selling Stockholders as of March 20, 2019, the number of shares of our common stock that may be offered under this prospectus, and the number and percentage of shares of our common stock beneficially owned by the Selling Stockholders assuming all of the Shares registered hereunder are sold. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to our common stock. Generally, a person “beneficially owns” shares of our common stock if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days. The number of shares of our common stock in the column “Number of Shares Offered” represents all of the Shares that the Selling Stockholders may offer and resell from time to time under this prospectus, without regard to any limitations on exercise.

All information contained in the table below and the footnotes thereto is based upon information provided to us by the Selling Stockholders. The information in the table below and the footnotes thereto regarding shares of common stock to be beneficially owned after the offering assumes that the Selling Stockholders have exercised the Warrants in full pursuant to cash exercises without regard to any limitations on exercise and further assumes the resale of all Shares being offered by the Selling Stockholders under this prospectus. The percentage of shares owned prior to and after the offering is based on 61,496,990 shares of common stock outstanding as of March 20, 2019 and, with respect to the percentage of shares owned after the offering, on the assumption that the Selling Stockholders have exercised the Warrants in full pursuant to cash exercises and therefore that all Shares were outstanding as of that date. Unless otherwise indicated in the footnotes to this table, we believe that the Selling Stockholders named in this table have sole voting and investment power with respect to their respective shares of common stock indicated as beneficially owned. Based on the information provided to us by the Selling Stockholders, none of the Selling Stockholders are not a broker-dealer or an affiliate of a broker-dealer.

Under the terms of the Warrants, Arosa may not exercise the Arosa Warrants to the extent such exercise would cause Arosa, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the Arosa Warrants which have not been exercised. The number of shares in the second column reflects this limitation.

	Prior to Offering			After Offering
Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares Offered	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Arosa Opportunistic Fund LP (1)	6,825,408	9.99%	894,821	6,825,408	9.99%
Marathon Centre Street Partnership, L.P. (2)(6)	3,127,521	4.82%	3,127,521	-0-	-
Marathon Structured Product Strategies Fund, LP(3) (6)	2,403,383	3.75%	2,403,383	-0-	-
TRS Credit Fund, LP (4) (6)	1,299,029	2.06%	1,299,029	-0-	-
Marathon Blue Grass Credit Fund, LP (5) (6)	1,581,907	2.50%	1,581,907	-0-	-

*	Less than 1%.
(1)	Includes 2,028,333 shares of common stock and 7,147,147 shares of common stock issuable upon exercise of the warrants held by Arosa. Pursuant to the warrant, Arosa may not exercise such warrant if such exercise would result in Arosa beneficially owning in excess of 9.99% of our then issued and outstanding common stock. Arosa may not exercise the Arosa Warrants to the extent such exercise would cause Arosa, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the Arosa Warrants which have not been exercised. The number of shares in the second column reflects this limitation. The shares, including the shares of common stock issuable upon exercise of the Warrants, are held by Arosa Opportunistic Fund LP, a Cayman Islands exempted limited partnership (“Arosa Opportunistic Fund”). Arosa Capital Management LP, a Delaware limited partnership (“Arosa Capital”), serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer (“Mr. Bechtolsheimer”), the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital, may be deemed to beneficially own the shares reported herein. The business address of Arosa is 550 West 34th Street, Suite 2800, New York, New York 10001.
(2)	Includes 2,994,249 shares of common stock issuable upon exercise of Warrants exercisable at $1.25 and 133,272 shares of common stock issuable upon exercise of Warrants exercisable at $1.039.
(3)	Includes 2,300,969 shares of common stock issuable upon exercise of Warrants exercisable at $1.25 and 102,414 shares of common stock issuable upon exercise of Warrants exercisable at $1.039.
(4)	Includes 1,243,674 shares of common stock issuable upon exercise of Warrants exercisable at $1.25 and 55,355 shares of common stock issuable upon exercise of Warrants exercisable at $1.039.
(5)	Includes 1,514,498 shares of common stock issuable upon exercise of Warrants exercisable at $1.25 and 67,409 shares of common stock issuable upon exercise of Warrants exercisable at $1.039.
(6)	Marathon Asset Management, L.P. is the manager of Marathon Centre, Marathon Structured, TRS and Marathon Blue Grass. The general partner of Marathon Asset Management, L.P. is Marathon Asset Management GP, L.L.C. (the “General Partner”). Bruce Richards and Louis Hanover are the managing members of the General Partner; however, this shall not be deemed to be an admission that any of the foregoing entities nor Messrs. Richards or Hanover are the beneficial owner of the Shares reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, or for any other purpose. The business address of the foregoing persons is One Bryant Park, 38th Floor, New York, New York 10036.

No offer or resale pursuant to this prospectus may occur unless the registration statement that includes this prospectus has been declared effective by the SEC and remains effective at the time the Selling Stockholders offer or resell shares of common stock. We are required, under certain circumstances, to update, supplement or amend this prospectus to reflect material developments in our business, financial position and results of operations and may do so by an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

Relationships with the Selling Stockholders

Except with respect to the foregoing and the transactions contemplated by the Marathon Agreement and the Arosa Loan Agreement as described above, none of the Selling Stockholders (or their control persons) has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

PLAN OF DISTRIBUTION

We are registering the offer and resale of the Shares issuable upon exercise of the Warrants to permit the resale of such shares by the Selling Stockholders from time to time on or after the date of this prospectus. We will not receive any of the proceeds from the resale of the shares by the Selling Stockholders. However, we may receive proceeds from the cash exercise of the Warrants, which, if exercised in cash at the current exercise prices with respect to all 9,306,661 Shares, would result in gross proceeds to us of approximately $11.6 million. We will bear all fees and expenses incident to our obligation to register the Shares, except that, if the shares are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for any underwriting discounts or commissions or agent’s commissions.

The Selling Stockholders may resell all or a portion of the Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the resale, at varying prices determined at the time of resale, or at negotiated prices. These resales may be effected in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of resale:

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to resell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	resales pursuant to Rule 144 of the Securities Act of 1933, as amended, or the Securities Act;

●	broker-dealers may agree with the Selling Stockholders to resell a specified number of such security at a stipulated price per security;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

If the Selling Stockholders effects such transactions by reselling shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares for whom they may act as agent or to whom they may resell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with resales of the shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our common stock in the course of hedging in positions they assume. The Selling Stockholders may also resell shares of our common stock short and deliver the Shares to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may resell such shares.

The Selling Stockholders may pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and resell such Shares from time to time pursuant to this prospectus or other applicable provisions of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The Selling Stockholders also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealer participating in the distribution of the Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of our common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of our common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the resale of their Shares, nor is there an underwriter or coordinating broker acting in connection with a proposed resale of the Shares by the Selling Stockholders. If we are notified by the Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the resale of the Shares, if required, we will file a supplement to this prospectus. If the Selling Stockholders use this prospectus for any resale of the Shares, they will be subject to the prospectus delivery requirements of the Securities Act.

Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the Selling Stockholders will resell any or all of the Shares registered pursuant to the registration statement of which this prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Shares to engage in market-making activities with respect to the Shares. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.

We will pay all expenses of the registration of the Shares pursuant to the registration statement of which this prospectus forms a part, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the Selling Stockholders will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement of which this prospectus forms a part, the shares will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the common stock being offered hereby has been passed upon for us by Fleming PLLC, New York, New York.

EXPERTS

The audited consolidated financial statements, and management’s assessment of the effectiveness of internal control over financial reporting as of and for the year ended December 31, 2018 incorporated by reference in this prospectus and elsewhere in the registration statements have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and financial statement schedules incorporated in this prospectus by reference from Workhorse Group Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017, have been audited by Clark, Schaefer, Hackett & Co. as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the resale of the common stock the Selling Stockholders are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the common stock offered by the Stockholder under this prospectus, we refer you to the registration statement and the exhibits filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including Workhorse Group Inc. The SEC’s Internet site can be found at www.sec.gov. We maintain a website at www.workhorse.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus, and you should not consider it part of this prospectus.

INCORPORATION BY REFERENCE

The SEC permits us to “incorporate by reference” the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC automatically updates and supersedes this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus supplement, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (other than the portions thereof deemed to be furnished to the SEC pursuant to Item 9 or Item 12) until we terminate the offering of these securities:

●	our Annual Report on Form 10-K for the year ended December 31, 2018 as filed on March 18, 2019 (File No. 001-37673),
●	current reports filed on January 2, 2019, February 5, 2019, February 15, 2019, February 19, 2019 and February 20, 2019.
●	the description of our common stock in our Form 8-A12B, which was filed on January 5, 2016, and any amendments or reports filed for the purpose of updating this description, and

●	any future filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after the date of filing the initial registration statement and prior to effectiveness of the registration statement, until the termination of the offerings under this prospectus; provided that this prospectus will not incorporate any information we may furnish to the SEC under Item 2.02 or Item 7.01 of Form 8-K.

To the extent that any statement in this prospectus supplement is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus supplement, the statement in this prospectus supplement shall supersede such incorporated statement. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus supplement or the registration statement. Statements contained in this prospectus supplement as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to our various filings made with the SEC.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Workhorse Group Inc.
100 Commerce Drive
Loveland, Ohio 45140
Attn: Paul Gaitan, Chief Financial Officer
Telephone: 513-360-4704

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses payable by the registrant in connection with the common stock being registered. The Selling Stockholders will not bear any portion of such expenses. All the amounts shown are estimates, except for the SEC registration fee.

Amount
SEC registration fee	$834.70
Accounting fees and expenses	10,000.00
Legal fees and expenses	10,000.00
Printing and miscellaneous fees and expenses	10,000.00

Total	$30,834.70

Item 15.	Indemnification of Directors and Officers

Under Nevada law, a corporation shall indemnify a director or officer against expenses, including attorneys’ fees, actually and reasonably incurred by him, to the extent the director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding. A corporation may indemnify a director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding. Excepted from that immunity are:

●	a willful failure to deal fairly with the company or its stockholders in connection with a matter in which the director has a material conflict of interest;

●	a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

●	a transaction from which the director derived an improper personal profit;

●	and willful misconduct.

Our bylaws include an indemnification provision under which we have the power to indemnify our directors, officers and former officers and directors (including heirs and personal representatives) against all costs, charges and expenses actually and reasonably incurred, including an amount paid to settle an action or satisfy a judgment to which the director or officer is made a party by reason of being or having been a director or officer of Workhorse Group Inc. or any of our subsidiaries.

Our bylaws also provide that our directors may cause us to purchase and maintain insurance for the benefit of a person who is or was serving as a director, officer, employee or agent of Workhorse Group Inc. or any of our subsidiaries (including heirs and personal representatives) against a liability incurred by him or her as our director, officer, employee or agent.

Item 16.	Exhibits

Exhibit No.	Description
4.1	Form of Amended and Restated Warrant to Purchase shares of Common Stock issued to Arosa Opportunistic Fund LP (incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2018)
4.2	Form of Common Stock Purchase Warrant dated December 31, 2018 (incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2019)
4.3	Form of Specimen Stock Certificate (incorporated by reference to the Form S-3 Registration Statement filed with the Securities and Exchange Commission on August 20, 2018)
5.1*	Opinion of Fleming PLLC
10.1	Loan Agreement between Workhorse Group Inc. and a fund managed by Arosa Capital Management LP dated July 6, 2018 (incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 10, 2018)
10.2	Limited Consent, Waiver and Release by and between Workhorse Group Inc. and Arosa Opportunistic Fund LP (incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2018)
10.3	Credit Agreement among Workhorse Group Inc., as the Borrower, Marathon Structured Product Strategies Fund, LP, Marathon Blue Grass Credit Fund, LP, Marathon Centre Street Partnership, L.P. and TRS Credit Fund, LP, as the Lenders, and Wilmington Trust, National Association, as the Agent, dated December 31, 2018 (incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2019)
23.1*	Consent of Grant Thornton LLP
23.2*	Consent of Clark, Schaefer, Hackett & Co.
23.3*	Consent of Fleming PLLC (contained in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)

*      Filed herewith.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Loveland, State of Ohio, on March 27, 2019.

WORKHORSE GROUP INC.

By:	/s/ Duane Hughes
Duane Hughes
Chief Executive Officer and Director
(Principal Executive Officer)

By:	/s/ Paul Gaitan
Paul Gaitan
Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

NOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Duane Hughes and Paul Gaitan , and each of them, as his or her true and lawful agent, proxy and attorney-in-fact, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign, and file with the SEC any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons in the capacities and on the dates indicated have signed this registration statement:

Signature	Title	Date

/s/ Duane Hughes	Chief Executive Officer	March 27, 2019
Duane Hughes	(Principal Executive Officer) and Director

/s/ Paul Gaitan	Chief Financial Officer	March 27, 2019
Paul Gaitan	(Principal Financial and Accounting Officer)

/s/ Raymond Chess	Director	March 27, 2019
Raymond Chess

/s/ Gerald Budde	Director	March 27, 2019
Gerald Budde

/s/ H. Benjamin Samuels	Director	March 27, 2019
H. Benjamin Samuels

/s/ Harry Demott	Director	March 27, 2019
Harry Demott

/s/ Michael L. Clark	Director	March 27, 2019
Michal L. Clark

II-4